UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20509

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 33-13142; 33-15521

Kentucky Central Life Insurance Company

(Exact name of registrant as specified in its charter)

Commonwealth of Kentucky, Office of Insurance,
P.O. Box 517, Frankfort, Kentucky 40602-1000
Telephone:        (502) 564-6139

(Address and phone number of liquidator; principal executive offices no longer exist)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

X	Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
	Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
	Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
	Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:      Zero

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 10, 2007	By:	/s/ Julie Mix McPeak
Julie Mix McPeak, Executive Director, Kentucky Office of Insurance, Liquidator of Kentucky Central Life Insurance Company